EXHBIT 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Asia Satellite Telecommunications Holdings Limited (the “Company”), you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

PROPOSED CONTINUING CONNECTED TRANSACTIONS

TRANSPONDER MASTER AGREEMENT

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Menlo Capital Limited

A letter from the Board is set out on pages 5 to 11 of this Circular. A letter from the Independent Board Committee is set out on pages 12 to 13 of this Circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 24 of this Circular.

A notice convening the special general meeting of the Company to be held at 19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong on 5 January 2009 at 11:30 a.m. is set out on pages 31 to 33 of this Circular.

If you are not able to attend and/or vote at the special general meeting in person, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

19 December 2008

DEFINITIONS

In this Circular, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement Term”	the period commencing on the Effective Date and ending on 22 October 2012;
“AsiaCo”

AsiaCo Acquisition Limited, a Shareholder who owned approximately 5.69% of the total issued share capital of the Company as at the Latest Practicable Date, and a company incorporated under the laws of British Virgin Islands;

“AsiaSat”

Asia Satellite Telecommunications Company Limited, an indirectly wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong, the principal business of which is the provision of satellite services to broadcasting and telecommunications markets;

“Bowenvale”

Bowenvale Limited, a controlling Shareholder who owned approximately 68.74% of the total issued share capital of the Company as at the Latest Practicable Date, and a company incorporated under the laws of British Virgin Islands;

“CITIC Group”

[Chinese characters] (CITIC Group), an indirect shareholder controlling 50% of the voting rights of each of Bowenvale and AsiaCo as at the Latest Practicable Date, and an enterprise established and existing under the laws of PRC;

“CITIC Networks”	[Chinese characters] (CITIC Networks Co., Ltd), a wholly-owned subsidiary of the CITIC Group and a company established under the laws of PRC;
“CITICSat”

[Chinese characters] (CITIC Networks Co., Ltd. Beijing Satellite Telecommunications Branch), the branch established and run by CITIC Networks for the development and operation of its satellite system related business;

“Company”	Asia Satellite Telecommunications Holdings Limited, an investment holding company incorporated under the laws of Bermuda, the shares of which are listed on the main board of the Stock Exchange;
“Condition”

the condition upon which the Master Agreement becomes effective, which is the approval by the Independent Shareholders of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Directors”	the directors of the Company;

“Effective Date”	the date on which the Condition is fulfilled and the Master Agreement becomes effective;
“Group”	the Company and its subsidiaries from time to time;
“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Independent Board Committee”

a board committee, comprising the independent non-executive Directors who are not interested in the transactions contemplated under the Master Agreement, established to advise the Independent Shareholders in respect of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Independent Financial Adviser” or “Menlo”

Menlo Capital Limited, a corporation licensed to conduct type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Independent Shareholders”	Shareholders excluding Bowenvale and AsiaCo;
“Latest Practicable Date”	16 December 2008, being the last practicable date prior to the printing of this Circular for ascertaining certain information in this Circular;
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Master Agreement”	the transponder master agreement entered into between AsiaSat, CITIC Networks and CITICSat on 28 November 2008 for, among other things, the provision of AsiaSat’s Transponder Capacity to CITICSat;
“MII”	[Chinese characters] formerly known as [Chinese characters] (the Ministry of Industry and Information Technology of the PRC);
“Permit”	[Chinese characters] (the Basic Telecom Business Operating Permit) issued to CITIC Networks by MII;
“PRC” or “China”	the People’s Republic of China excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;
“Proposed Caps”	collectively the Proposed Fee Caps and the Proposed Marketing Caps;

“Proposed Capacity Transactions”	the proposed provision of Transponder Capacity by AsiaSat to CITICSat pursuant to the orders placed under the Master Agreement;
“Proposed Marketing Support”	the promotion of AsiaSat’s Transponder Capacity services in the PRC by CITICSat during the Agreement Term;
“Proposed Fee Caps”	the maximum aggregate annual values of the Proposed Capacity Transactions for the four financial reporting periods under the Agreement Term;
“Proposed Marketing Caps”	the maximum aggregate annual values of the Proposed Marketing Support for the four financial reporting periods under the Agreement Term;
“Proposed Transactions”	collectively the Proposed Capacity Transactions and the Proposed Marketing Support;
“RMB”	Renminbi, the lawful currency of the PRC;
“Satellites”	the AsiaSat 2, AsiaSat 3S and AsiaSat 4 satellites, or their respective replacement satellites which will be subject to the approval to an amendment of the Permit conditions by MII;
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
“SGM”

the special general meeting of the Company to be convened and held for the purpose of considering, and if thought fit, approving the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Shareholders”	the shareholders of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Transponder Capacity”	the transponder capacity on the Satellites;
“US$” or “US dollars”	United States dollars, the lawful currency of the United States of America; and
“%”	per cent.

For the purpose of this Circular, conversions of RMB into US dollars and into HK dollars and of HK dollars into US dollars have been made at a rate of US$1.00 to RMB6.9342, HK$1.00 to RMB0.889 and US$1.00 to HK$7.80, respectively. Such conversions should not be construed as representations that the RMB amounts could be converted into US dollars and HK dollars, and HK dollars could be converted to US dollars at that or any other rate.

LETTER FROM THE BOARD

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

Directors:
MI Zeng Xin* (Chairman)
Ronald J. HERMAN, Jr.* (Deputy Chairman)
Peter JACKSON (Chief Executive Officer)
William WADE (Deputy Chief Executive Officer)
John F. CONNELLY*
Mark CHEN*
Nancy KU*
DING Yu Cheng*
JU Wei Min*
KO Fai Wong*
Edward CHEN**
Robert SZE**
James WATKINS**

*  Non-executive Director
** Independent Non-executive Director

Registered Office Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda Principal Place of Business 19th Floor, Sunning Plaza 10 Hysan Avenue Causeway Bay Hong Kong
19 December 2008

To Shareholders

Dear Sir or Madam,

PROPOSED CONTINUING CONNECTED TRANSACTIONS

TRANSPONDER MASTER AGREEMENT

INTRODUCTION

The Company announced that, on 28 November 2008, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Master Agreement with CITIC Networks and CITICSat, pursuant to which AsiaSat may, subject to the satisfaction of the Condition, provide Transponder Capacity to CITICSat pursuant to orders placed for CITICSat’s customers in the PRC during the Agreement Term. Further, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC during the Agreement Term.

TRANSPONDER MASTER AGREEMENT

Date

28 November 2008

Agreement Term

From the Effective Date to 22 October 2012, being the expiry date of the Permit.

Parties

(1)	AsiaSat, an indirectly wholly-owned subsidiary of the Company;

(2)	CITIC Networks, a wholly-owned subsidiary of the CITIC Group and a connected person of the Company; and

(3)	CITICSat, the branch established by CITIC Networks, a wholly-owned subsidiary of the CITIC Group and a connected person of the Company.

TRANSACTION DETAILS AND PRICING BASIS

CITIC Networks and CITICSat have granted to AsiaSat a right to provide the Transponder Capacity for use by their customers in the PRC and have agreed to use the Transponder Capacity in the PRC on an exclusive basis under the Master Agreement. During the Agreement Term, CITICSat will, upon the requests of its end-user customers in the PRC, place orders for the Transponder Capacity provided by AsiaSat pursuant to the terms and conditions of the Master Agreement. Upon the acceptance of any such order, AsiaSat will provide the relevant Transponder Capacity to CITICSat for use by CITICSat’s customers for such utilisation period as ordered, at an utilisation fee in RMB to be agreed between the parties based on the market comparable rate or at a rate similar to those AsiaSat would have offered to independent third party customers in the PRC. Such utilisation fee is payable by CITICSat’s customers to CITICSat before the sum is settled with AsiaSat on a quarterly basis.

During the Agreement Term, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC at a fee in RMB to be determined based on the total value of the Transponder Capacity orders placed and collected from CITICSat’s customers under the Master Agreement during each of the four financial reporting periods under the Agreement Term, and AsiaSat will reimburse CITICSat for certain costs incurred by CITICSat for the promotion of AsiaSat’s Transponder Capacity services in the PRC.

CITICSat will settle with AsiaSat any utilisation fee received from its customers, net of any outstanding fee and costs incurred in relation to the Proposed Marketing Support payable by AsiaSat to CITICSat, in US dollars on a quarterly basis. Any risk associated with foreign exchange fluctuation will be borne by AsiaSat under the Master Agreement.

Renewal and Termination

In the event the Permit is renewed by the MII or other relevant authorities, and subject further to the requirements of the Listing Rules and any other necessary regulatory approvals, the Agreement Term will be extended for a further term covering the term of such renewed Permit on terms and conditions to be re-negotiated between the parties to the Master

Agreement. In the event that the Permit is revoked, cancelled, terminated or modified to the effect to preclude the CITIC Group from engaging in the Proposed Capacity Transactions during the Agreement Term, the Master Agreement will be terminated.

Proposed Caps

There is no commitment from AsiaSat, CITIC Networks or CITICSat on the level of Transponder Capacity to be ordered or provided, or the marketing assistance to be provided under the Master Agreement. However, the Directors believe that the total utilisation fee receivable from CITICSat for the Proposed Capacity Transactions and the total amount payable to CITICSat for the Proposed Marketing Support in each of the four financial reporting periods under the Agreement Term will not exceed their respective annual caps as set out below:

(a)	Proposed Capacity Transactions

The aggregate annual utilisation fee receivable by AsiaSat from CITICSat in relation to the Proposed Capacity Transactions, i.e. the Proposed Fee Caps, for each of the four financial reporting periods under the Agreement Term are stated as follows:

Period commencing on the Effective Date and ending on 31 December 2009	Financial year ending 31 December 2010	Financial year ending 31 December 2011	Period commencing on 1 January 2012 and ending on 22 October 2012
RMB127.0 million	RMB147.0 million	RMB182.7 million	RMB175.4 million
(approximately US$18.3 million)	(approximately US$21.2 million)	(approximately US$26.3 million)	(approximately US$25.3 million)
(approximately HK$142.9 million)	(approximately HK$165.4 million)	(approximately HK$205.5 million)	(approximately HK$197.3 million)

The determination of the Proposed Fee Caps has taken into consideration (i) the annual revenue generated from AsiaSat’s provision of Transponder Capacity to its customers in the PRC in the previous three financial years, in the amount of approximately HK$193.44 million in 2005, approximately HK$181.74 million in 2006 and approximately HK$173.16 million in 2007; and (ii) the potential growth of the PRC market due to the rapid expansion of demand for higher quality transmission signals in telecommunication.

(b)	Proposed Marketing Support

The aggregate annual fee payable and costs to be reimbursed by AsiaSat to CITICSat in relation to the Proposed Marketing Support, i.e. the Proposed Marketing Caps, for each of the four financial reporting periods under the Agreement Term are stated as follows:

Period commencing on the Effective Date and ending on 31 December 2009	Financial year ending 31 December 2010	Financial year ending 31 December 2011	Period commencing on 1 January 2012 and ending on 22 October 2012
RMB11.0 million	RMB11.8 million	RMB14.8 million	RMB14.3 million
(approximately US$1.6 million)	(approximately US$1.7 million)	(approximately US$2.1 million)	(approximately US$2.0 million)
(approximately HK$12.4 million)	(approximately HK$13.4 million)	(approximately HK$16.8 million)	(approximately HK$16.1 million)

The determination of the Proposed Marketing Caps has taken into consideration (i) AsiaSat’s previous expenses of the same nature in the development of the market in the PRC; and (ii) the more competitive market in the PRC after the recent launch of new satellites by other Mainland companies.

CONDITION AND EFFECTIVE DATE

The Master Agreement will take effect from the date of the fulfilment of the Condition, i.e. the approval by the Independent Shareholders of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

INFORMATION ON CITICSAT, CITIC NETWORKS AND CITIC GROUP

The Company understands that CITIC Networks is a wholly-owned subsidiary of the CITIC Group with the principal business activities of providing integrated territorial and international communication network and system services; while CITICSat is the branch established by CITIC Networks for its development and operation of satellite system related business. The CITIC Group is a business conglomerate with extensive lines of business, including but not limited to, finance, investments, engineering and contracting, resources, infrastructure, regional and real estate development, manufacturing, information technology, trading and services.

INFORMATION ON THE GROUP

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets and broadband access services.

REASONS FOR AND BENEFITS OF THE PROPOSED TRANSACTIONS

Since the promulgation of the Telecommunication Ordinance of the PRC in 2000, the Group has been in discussion with MII concerning the licence for operating satellite transponder capacity services in the PRC. In early 2008, CITIC Networks obtained the Permit from MII for the development and operation of communication and satellite related business in the PRC for a term from 8 January 2008 to 22 October 2012. Under the Permit, CITIC Networks can provide basic telecom services, including the provision of communication networks and the leasing and selling of certain satellite transponder capacity to customers in the PRC, both locally within provinces and nationally across provinces using the satellite transponder capacity on the Satellites. Accordingly, CITICSat was established by CITIC Networks to operate the satellite business under the Permit through the leasing of satellite transponder capacities from AsiaSat. The Company considers it necessary to enter into the Master Agreement for the facilitation of business pursuits with respect to the leasing and sale of satellite transponder capacity in the PRC under the Permit.

The arrangements under the Master Agreement may also enable the Company to benefit from the extensive and established business networks of both the CITIC Group and CITIC Networks for furthering its business opportunities in the PRC.

In relation to the Agreement Term, the Directors (excluding the independent non-executive Directors whose views are set out in the letter from the Independent Board Committee contained in this Circular) believe that the extended term exceeding 3 years is on normal commercial terms and in the ordinary and usual course of business of the Company as it is common for satellite capacity customers to sign contracts with service providers for a term of over 3 years due to the high setup costs both from the perspectives of the satellite capacity customers (such as broadcasters and telecommunication companies) and end users (such as home viewers) to switch to new service providers. In addition, many satellite capacity customers prefer to enter into longer contracts with service providers in order to ensure the stability of high quality service supply.

LISTING RULES IMPLICATIONS

CITICSat is the branch established and run by CITIC Networks for the development and operation of its satellite system related business. CITIC Networks is a wholly-owned subsidiary of the CITIC Group. As at the Latest Practicable Date, the CITIC Group indirectly controls 50% of the voting rights of Bowenvale, which in turn holds approximately 68.74% equity interest in the Company. Accordingly, the CITIC Group, CITIC Networks and CITICSat are deemed connected persons of the Company and the transactions contemplated under the Master Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Since certain applicable percentage ratios (as defined under the Listing Rules) in respect of the Proposed Fee Caps exceed 2.5% but are less than 25%, and the Proposed Fee Caps are over HK$10 million, the Proposed Capacity Transactions and the Proposed Fee Caps are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Whereas each of the applicable percentage ratios in respect of the Proposed Marketing Caps is less than 2.5%, the Proposed Marketing Support and the Proposed Marketing Caps are exempt from the independent shareholders’ approval requirement, but are subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules.

Pursuant to Rule 14A.35 of the Listing Rules, the period for an agreement in a continuing connected transaction must not exceed 3 years, except in special circumstances where the nature of the transaction requires the contract to be of a duration longer than 3 years. Accordingly, the Independent Financial Adviser has been appointed to opine as to whether the duration of the Proposed Transactions as contemplated under the Master Agreement, which exceeds three years, constitutes a special circumstance under Rule 14A.35(1) of the Listing Rules; is required for the nature of this transaction; and whether it is normal business practice to enter into contracts of this type to be of such duration.

The Independent Board Committee comprising the independent non-executive Directors has been appointed to consider the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

Bowenvale and AsiaCo, which owned approximately 68.74% and 5.69% of the total issued share capital of the Company, respectively, as at the Latest Practicable Date, are interested in the proposed transactions contemplated under the Master Agreement, and are therefore required to abstain from voting at the SGM.

RECOMMENDATIONS

The Directors (excluding the independent non-executive Directors whose views are set out in the letter from the Independent Board Committee contained in this Circular) consider the terms of the Master Agreement (including the Agreement Term) and the Proposed Transactions to be on normal commercial terms and in the ordinary and usual course of business of the Company. They also consider that the terms of the Master Agreement (including the Agreement Term), the Proposed Transactions and the Proposed Caps are fair and reasonable and in the interest and benefit of the Company and its Shareholders as a whole. Accordingly, the Board (excluding the independent non-executive Directors whose views are set out in the letter from the Independent Board Committee contained in this Circular) recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the terms of the Master Agreement, the Proposed Transactions and the Proposed Fee Caps.

GENERAL

Your attention is drawn to the letter from the Independent Board Committee set out on pages 12 to 13 of this Circular and the letter from the Independent Financial Adviser set out on pages 14 to 24 of the Circular. Your attention is also drawn to the general information of the Company set out in the Appendix to this Circular.

Yours faithfully

For an on behalf of the Board

MI Zeng Xin

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the full text of the letter from the Independent Board Committee to the Independent Shareholders in connection with the Proposed Transactions contemplated under the Master Agreement which has been prepared for the purpose of inclusion in this Circular:

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

19 December 2008

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED CONTINUING CONNECTED TRANSACTIONS

TRANSPONDER MASTER AGREEMENT

Reference is made to the Circular dated 19 December 2008 of the Company (the “Circular”) of which this letter forms part. Terms defined in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise you on (i) whether the Agreement Term is required for the nature of this transaction; and whether it is normal business practice to enter into contracts of this type to be of such duration; and (ii) the fairness and reasonableness of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps, details of which are set out in the letter from the Board contained in the Circular.

Menlo has been appointed as the independent financial adviser to advise us and the Independent Shareholders on the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

We wish to draw your attention to the letter from the Board on pages 5 to 11 of the Circular, which sets out information in connection with the Proposed Transactions contemplated under the Master Agreement. We also wish to draw your attention to the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, which contains its advice in respect of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps, set out on pages 14 to 24 of the Circular.

Having taken into account the principal factors and reasons considered by the Independent Financial Adviser, its opinion and recommendation, we concur with the view of the Independent Financial Adviser and consider the terms of the Master Agreement (including the Agreement Term) and the Proposed Transactions to be on normal commercial terms and in the ordinary and usual course of business of the Company, and take the view that the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the terms of the Master Agreement, the Proposed Capacity Transaction and the Proposed Fee Caps.

Yours faithfully, Independent Board Committee
Edward Chen	Robert Sze	James Watkins
Independent Non-executive Director	Independent Non-executive Director	Independent Non-executive Director

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter from Independent Financial Adviser to the Independent Board Committee and Independent Shareholders in connection with the proposed continuing connected transactions which has been prepared for the purpose of inclusion in this Circular:

Menlo Capital Limited

17/F., Asia Standard Tower

59-65 Queen’s Road Central, Hong Kong

19 December 2008

To the Independent Board Committee and the Independent Shareholders of

Asia Satellite Telecommunications Holdings Limited

Dear Sirs,

PROPOSED CONTINUING CONNECTED TRANSACTIONS

TRANSPONDER MASTER AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on (i) whether the Agreement Term is required for the nature of this transaction; and whether it is normal business practice to enter into contracts of this type to be of such duration; and (ii) the fairness and reasonableness of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps, details of which are set out in the Letter from the Board in the circular (the “Circular”) issued by the Company to the Shareholders dated 19 December 2008 (the “Board Letter”) of which this letter forms part. Capitalised terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context otherwise requires.

On 28 November 2008, AsiaSat entered into the Master Agreement with CITIC Networks and CITICSat, pursuant to which AsiaSat may provide transponder capacity of its Satellites to CITICSat pursuant to orders placed for CITICSat’s customers in the PRC during the term of the Master Agreement commencing on the date on which the Condition is satisfied and ending on 22 October 2012, unless the Agreement is otherwise terminated pursuant to its terms. AsiaSat has also been granted a right to provide the Transponder Capacity for the Proposed Capacity Transactions on an exclusive basis under the Master Agreement. Further, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC during the Agreement Term.

The CITIC Group, CITIC Networks and CITICSat are deemed connected persons of the Company and the Proposed Capacity Transactions will constitute continuing connected transactions for the Company under the Listing Rules. Since certain applicable percentage ratios (as defined under the Listing Rules) in respect of the maximum aggregate annual value of the Proposed Capacity Transactions for each of the Proposed Fee Caps exceed 2.5% but are less than 25%, and the Proposed Fee Caps are over HK$10 million, the Proposed Capacity Transactions and the Proposed Fee Caps are subject to the reporting, announcement and independent shareholders approval requirements of the Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors and which the Directors consider to be complete and relevant, and have assumed that the statements made were true, accurate and complete at the time they were made and continue to be true on the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and are based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular.

We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our view and recommendation. We have no reason to suspect that any material information has been withheld by the Company or by the Directors. We have not, however, carried out any independent investigation into the business and affairs of the Group. We have taken all reasonable steps pursuant to rule 13.80 of the Listing Rules which include the following:

1.

obtaining all information and documents relevant to the assessment of the fairness and reasonableness of the terms of the Master Agreement, including but not limited to, the Master Agreement, the annual report of the Company for the years ended 31 December 2007 (the “2007 Annual Report”), the interim report of the Company for the first half 2008 (the “2008 Interim Report”) and the Board Letter.

2.	reviewing the information of the Company, AsiaSat, CITICSat, CITIC Networks and CITIC Group as well as the reasons and the background of the Proposed Capacity Transactions;

3.	reviewing the terms of the Master Agreement; and

4.

reviewing the list of the transponder capacity contracts between AsiaSat and its customers and the list of terms of similar contracts between other transponder capacity providers and their customers posted on public media.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation to the Independent Board Committee and the Independent Shareholders on the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps, we have considered the following principal factors and reasons:

I.	Background and Reasons for the Master Agreement

Information on the Group

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets and broadband access services.

Information on CITICSat, CITIC Networks and CITIC Group

The Company understands that CITIC Networks is a wholly-owned subsidiary of the CITIC Group with the principal business activities of providing integrated territorial and international communication network and system services; while CITICSat is the branch established by CITIC Networks for its development and operation of satellite system related business. The CITIC Group is a business conglomerate with extensive lines of business, including but not limited to, finance, investments, engineering and contracting, resources, infrastructure, regional and real estate development, manufacturing, information technology, trading and services.

Reasons for and benefits of the proposed transactions

Since the promulgation of the Telecommunication Ordinance of the PRC in 2000, the Group has been in discussion with MII concerning the licence for operating satellite transponder capacity services in the PRC. In early 2008, CITIC Networks obtained the Permit from MII for the development and operation of communication and satellite related business in the PRC for a term from 8 January 2008 to 22 October 2012. Under the Permit, CITIC Networks can provide basic telecom services, including the provision of communication networks and the leasing and selling of certain satellite transponder capacity to customers in the PRC, both locally within provinces and nationally across provinces using the satellite transponder capacity on the Satellites. Accordingly, CITICSat was established by CITIC Networks to operate the satellite business under the Permit through the leasing of satellite transponder capacities from AsiaSat. The Company considers it necessary to enter into the Master Agreement for the facilitation of business pursuits with respect to the leasing and sale of satellite transponder capacity in the PRC under the Permit.

The arrangements under the Master Agreement may also enable the Company to benefit from the extensive and established business networks of both the CITIC Group and CITIC Networks for furthering its business opportunities in the PRC.

In relation to the Agreement Term, the Directors (excluding the independent non-executive Directors) believe that the extended term exceeding 3 years is on normal commercial terms and in the ordinary and usual course of business of the Company as it is common for satellite capacity customers to sign contracts with service providers for a term of over 3 years due to the high setup costs both from the perspectives of the satellite capacity customers (such as broadcasters and telecommunication companies) and end users (such as home viewers) to switch to new service providers. In addition, many satellite capacity customers prefer to enter into longer contracts with service providers in order to ensure the stability of high quality service supply.

Having considered that (i) the Company is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets and broadband access services; and that (ii) the entering into the Master Agreement is for the facilitation of business pursuits with respect to the leasing and sale of satellite transponder capacity in the PRC under the Permit, we are of the view that the Proposed Transactions contemplated under the Master Agreement are in the ordinary and usual course of business of the Company and in the interest and benefit of the Company and its Shareholders as a whole.

II.	Transponder Master Agreement

Date

28 November 2008

Parties

(1)	AsiaSat, an indirectly wholly-owned subsidiary of the Company; and

(2)	CITIC Networks, a wholly-owned subsidiary of the CITIC Group and a connected person of the Company; and

(3)	CITICSat, the branch established by CITIC Networks, a wholly-owned subsidiary of the CITIC Group and a connected person of the Company.

Agreement Term

From the Effective Date to 22 October 2012, being the expiry date of the Permit.

Pursuant to the Listing Rules, the period for an agreement in a continuing connected transaction must not exceed 3 years, except in special circumstances where the nature of the transaction requires the contract to be of a duration longer than 3 years.

In order to form a view on whether (i) the duration of the Agreement Term is required for the nature of this transaction; and (ii) it is normal business practice to enter into contracts of this type to be of such duration, we have reviewed the contracts between the Group and the satellite capacity customers of the Group. All the contracts available, last for an agreement term of 4 years or more.

We have also reviewed the terms of certain satellite capacity contracts between other transponder capacity providers and other satellite capacity users posted on the web-sites, including but not limited to the web-site of Satellite Today, one of the leading sources for business news on the global satellite communications industry, in the last six months. As far as we are aware, a certain number of the satellite communication contracts published last for an agreement term of 4 years or more and it is also common to find agreements having terms of 5 years. The reasons for longer terms of the contracts are due to the facts exist in the satellite communication industry as follows:

1.	High set up costs

To use a new satellite communication provider, a customer has to set up its equipment including re-pointing its signal dishes or installing new signal dishes and ancillary equipment to enable the sending and receiving of signals from the new satellite. Expert technical assistance is also required for the whole process from planning, installation, testing, and fine-tuning of equipment.

2.	Dual illumination costs

Further cost is needed to run parallel transmissions on the old satellite and the new one during the transitional period of switching (the “Dual Illumination”). Dual Illumination is not only about the sending and receiving of two sets of signals, it involves hefty costs on the lease of duplicated satellite capacity on the new and old satellite, and the hiring of duplicated sets of expertise and equipment for the parallel operation. Dual illumination very often takes up a very significant part in the budget of switching, and this is particularly the case if the amount of satellite capacity involved is high or if the customer has a very low tolerance level on interruptions as in the case of broadcasters, government organizations, telecommunication operators or other companies with business relying on live data transmission.

3.	High switching costs on end-user level

One negative implication of switching to the usage of a new satellite is the need to make corresponding adjustment at the end-users level. This is another costly exercise as most of the direct users of satellite capacity deal with a vast number of end-users themselves. For example, if a broadcaster is to switch to a new satellite, to enable each and every one of its end-user viewer to continue to enjoy the programmes, the broadcaster has to either inform the viewer to make adjustment themselves (say re-pointing to a different angle) if it is a simple one, or to engage engineering services to visit each end-user or apartment block to make the adjustments. The larger the volume of end-users and the more dispersed they are geographically, the higher the costs and also the risks of an incomplete unsuccessful transition.

4.	Stability of quality satellite capacity supply

As far as we are aware, there is no shortage of satellite capacity supply in the Asia Pacific region. However, not every satellite company is able to provide high quality, reliable satellite service with good coverage. Most of the satellite capacities and service users prefer to sign up on a longer contract term to ensure the high quality satellites capacities and reliable satellite service are available to them.

Having considered the high set up costs, the dual illumination costs, the high switching cost and the stability of the quality in the satellite capacity supply, we are of the view that Agreement Term of a duration longer than 3 years is required for the nature of this transaction and is a normal business practice.

Transaction Details and Pricing Basis

CITIC Networks and CITICSat have granted to AsiaSat a right to provide the Transponder Capacity for use by their customers in the PRC on an exclusive basis under the Master Agreement. During the Agreement Term, CITICSat will, upon the requests of its end-user customers in the PRC, place orders for the Transponder Capacity provided by AsiaSat pursuant to the terms and conditions of the Master Agreement. Upon the acceptance of any such order, AsiaSat will provide the relevant Transponder Capacity to CITICSat for use by CITICSat’s customers for such utilisation period as ordered, at an utilisation fee in RMB to be agreed between the parties based on the market rate or at a rate similar to those AsiaSat would have offered to independent third party customers in the PRC. Such utilisation fee is payable by CITICSat’s customers to CITICSat before the sum is settled with AsiaSat on a quarterly basis.

During the Agreement Term, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC at a fee in RMB to be determined based on the total value of the Transponder Capacity orders placed and collected from CITICSat’s customers under the Master Agreement during each of the four financial reporting periods under the Agreement Term, and AsiaSat will reimburse CITICSat for certain costs incurred by CITICSat for the promotion of AsiaSat’s Transponder Capacity services in the PRC.

CITICSat will settle with AsiaSat any utilisation fee received from its customers, net of any outstanding fee and costs incurred in relation to the Proposed Marketing Support payable by AsiaSat to CITICSat, in US dollars on a quarterly basis. Any risk associated with foreign exchange fluctuation will be borne by AsiaSat under the Master Agreement.

Renewal and Termination

In the event the Permit is renewed by the MII or other relevant authorities, and subject further to the requirements of the Listing Rules and any other necessary regulatory approvals, the Agreement Term will be extended for a further term covering the term of such renewed Permit on terms and conditions to be re-negotiated between the parties to the Master Agreement. In the event that the Permit is revoked, cancelled, terminated or modified to the effect to preclude the CITIC Group from engaging in the Proposed Capacity Transactions during the Agreement Term, the Master Agreement will be terminated.

CITIC Networks has obtained the Permit from MII for the development and operation of communication and satellite related business in the PRC for a term from 8 January 2008 to 22 October 2012 and the Permit may be renewed by the MII. Having considered that the high set up costs, the dual illumination costs, the high switching cost and the stability of the quality in the satellite capacity supply business, we are of the view that the extension of the Agreement Term for a further term covering the term of such renewed Permit on terms and conditions to be re-negotiated between the parties to the Master Agreement is in the interests of the Company and the Shareholders as a whole.

Proposed Caps

There is no commitment from AsiaSat, CITIC Networks or CITICSat on the level of Transponder Capacity to be ordered or provided, or the marketing assistance to be provided under the Master Agreement. However, the Directors believe that the total utilisation fee receivable from CITICSat for the Proposed Capacity Transactions and the total amount payable to CITICSat for the Proposed Marketing Support in each of the four financial reporting periods under the Agreement Term will not exceed their respective annual caps as set out below:

(a)	Proposed Capacity Transactions

The aggregate annual utilisation fee receivable by AsiaSat from CITICSat in relation to the Proposed Capacity Transactions, i.e. the Proposed Fee Caps, for each of the four financial reporting periods under the Agreement Term are stated as follows:

Period commencing on the Effective Date and ending on 31 December 2009	Financial year ending 31 December 2010	Financial year ending 31 December 2011	Period commencing on 1 January 2012 and ending on 22 October 2012
RMB127.0 million	RMB147.0 million	RMB182.7 million	RMB175.4 million
(approximately US$18.3 million)	(approximately US$21.2 million)	(approximately US$26.3 million)	(approximately US$25.3 million)
(approximately HK$142.9 million)	(approximately HK$165.4 million)	(approximately HK$205.5 million)	(approximately HK$197.3 million)

The determination of the Proposed Fee Caps has taken into consideration (i) the annual revenue generated from AsiaSat’s provision of Transponder Capacity to its customers in the PRC in the previous three financial years, in the amount of approximately HK$193.44 million in 2005, approximately HK$181.74 million in 2006 and approximately HK$173.16 million in 2007; and (ii) the potential growth of the PRC market due to the rapid expansion of demand for higher quality transmission signals in telecommunication.

As disclosed in the 2008 Interim Report, the revenue was impacted by the migration of broadcast customers in China to new Chinese satellites. However, the Company secured new contracts, which mitigate the effect of the lost of revenue mentioned above.

Having consider that the rising concerns as the future of the global economy and the assumptions made by the Company in the preparation of the projection of the utilisation fee receivable for each of the four financial reporting periods under the Agreement Term, we are of the view that the Proposed Fee Caps with a mild growth projection are fair and reasonable so far as the Company and the Shareholders are concerned.

(b)	Proposed Marketing Support

The aggregate annual fee payable and costs to be reimbursed by AsiaSat to CITICSat in relation to the Proposed Marketing Support, i.e. the Proposed Marketing Caps, for each of the four financial reporting periods under the Agreement Term are set out under the section headed “Transponder Master

Agreement” in the Board Letter.

Condition and Effective Date

The Master Agreement will take effect from the date of the fulfilment of the Condition, i.e. the approval by the Independent Shareholders of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

We have reviewed all the other terms of the Master Agreement and have not noticed any extra-ordinary terms. Accordingly, we are of the view that the terms of the Master Agreement and the Proposed Transactions are on normal commercial terms.

We also consider that the terms of the Master Agreement, the Proposed Transactions and the Proposed Caps are fair and reasonable so far as the Company and the Shareholders as a whole are concerned.

RECOMMENDATION

The Proposed Capacity Transactions and the Proposed Fee Caps are subject to the independent shareholders approval. We are of the view that the entering into the Master Agreement (including the Agreement Term) and the Proposed Transactions are in the ordinary course of business, on normal commercial terms and in the interests of the Company and the Shareholders as a whole and that the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps are fair and reasonable so far as the interests of the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the terms of the Master Agreement, Proposed Capacity Transactions and the Proposed Fee Caps.

Yours faithfully,

For and on behalf of

Menlo Capital Limited

Michael Leung

Executive Director

APPENDIX GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained in this Circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Interest of Directors and chief executives in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to the Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO), or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(i)	Shares in the Company (including shares under share award scheme described in (ii))

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Peter JACKSON	Beneficial owner	Long position	424,500	0.11%
William WADE	Beneficial owner	Long position	150,429	0.04%
James WATKINS	Beneficial owner	Long position	50,000	0.01%

(ii)	Shares under share award scheme (contingent interests awarded but not vested)

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Peter JACKSON	Beneficial owner	Long position	197,335	0.05%
William WADE	Beneficial owner	Long position	134,826	0.03%

(b)	Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company (other than the Directors or chief executive of the Company or their respective associate(s)) are not aware that there was any party who, as at the Latest Practicable Date, has an interest or short position in the shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

Shares in the Company

Name	Capacity	Long or short position	Number of ordinary shares in the Company		%
Bowenvale Limited	Beneficial owner	Long position	268,905,000		68.74
AsiaCo Acquisition Limited	Beneficial owner	Long position	22,269,695	(1)	5.69
Able Star Associates Limited	Interest in controlled corporation	Long position	291,174,695	(1) & (2)	74.43
CITIC Group	Interest in controlled corporation	Long position	291,174,695	(1) & (2)	74.43
GE Pacific-3 Holdings, Inc.	Interest in controlled corporation	Long position	268,905,000	(3)	68.74
GE Capital Equity Investments, Inc.	Interest in controlled corporation	Long position	22,269,695	(1)	5.69
General Electric Company	Interest in controlled corporation	Long position	291,174,695	(1) & (3)	74.43

Notes:

(1)

AsiaCo Acquisition Limited (“AsiaCo”) controls 5.69% of the voting rights of the Company. AsiaCo is a company owned as to 50% (voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited (“CITIC Asia”), which in turn is wholly-owned by CITIC Projects Management (HK) Limited (“CITIC Projects”), a wholly-owned subsidiary of CITIC Group, and 50% (voting interest) by GE Capital Equity Investments, Inc. (“GE Equity”) an indirectly wholly-owned subsidiary of General Electric Company (“GE”). Accordingly, Able Star, CITIC Asia, CITIC Projects, CITIC Group, GE Equity, and GE are deemed to be interested in the 22,269,695 shares of the Company held by AsiaCo.

(2)

Able Star Associates Limited (“Able Star”) controls 50% of the voting rights of Bowenvale Limited (“Bowenvale”). Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC Group. Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC Group are deemed to be interested in the 268,905,000 shares of the Company held by Bowenvale.

(3)

GE Pacific-3 Holdings, Inc. (“Pacific 3”) controls approximately 45% of the voting rights of Bowenvale and other GE affiliates own another 5%. They are all indirect, wholly-owned subsidiaries of GE. Accordingly, Pacific 3 and its GE affiliates are interested in the 268,905,000 shares of the Company held by Bowenvale.

The Directors and the chief executive of the Company were not aware of any other person (other than the

Directors or chief executive of the Company or their respective associate(s)) who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

(c)	Directors’ interests in competing businesses

As at the Latest Practicable Date, Ronald J. HERMAN, Jr., Mark CHEN and Nancy KU are executives and/or directors of certain subsidiaries and/or affiliates of GE, a substantial shareholder of Bowenvale which in turn is the substantial shareholder of the Company. GE has substantial interests in GE International Holdings, Inc., operator of a satellite, GE-23, which could be viewed as competing to some extent with the business of the Company as GE-23 provides transponder capacity to certain Asia Pacific locations that are also served by the Company.

(d)	Service contracts

Peter JACKSON, an Executive Director and the Chief Executive Officer of the Company entered into a service contract with the Company on 5 June 1996 for an initial term of three years from 18 June 1996 to 17 June 1999 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than twelve calendar months’ notice in writing to expire on or at any time after the end of the initial 3-year period.

William WADE, an Executive Director and the Deputy Chief Executive Officer of the Company entered into a service contract with the Company on 3 June 1996 for an initial term of two years from 18 June 1996 to 17 June 1998 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than six calendar months’ notice in writing to expire on or at any time after the end of the initial 2-year period.

(e)	Save as disclosed in this Circular,

(i)	none of the Directors has any direct or indirect interest in any assets acquired or disposed of by or leased to any member of the Group since 31 December 2007, and;

(ii)	no Director is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3.	EXPERT'S QUALIFICATION AND CONSENT

(a)	Menlo Capital Limited is a corporation licensed to conduct type 6 (advising on corporate finance) regulated activities under the SFO.

(b)

As at the Latest Practicable Date, Menlo Capital Limited did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any interest, directly or indirectly, in any assets which had been acquired or disposed of or leased to any member of the Group, or were proposed to be acquired or deposed of by or leased to any member of the Group since 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up.

(c)

Menlo Capital Limited has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter dated 19 December 2008 as set out in this Circular and references to its name in the form and context in which they appear.

4.	MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, they are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited accounts of the Company were made up.

5.	SPECIAL GENERAL MEETING

A notice of the SGM is set out on pages 31 to 33 of this Circular.

Pursuant to Article 78 of the Bye-laws, every resolution put to vote to a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) duly demanded or otherwise required under the Listing Rules. A poll may be demanded by:

(a)	the Chairman of the meeting; or

(b)	at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c)

any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)

a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Effective from 1 January 2009, the Stock Exchange has amended the Listing Rules to make voting by poll mandatory on all resolutions at general meetings.

6.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Company’s offices at 19/F, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this Circular up to and including 5 January 2009:

(a)	the Directors’ service contracts referred to in the paragraph headed “Service Contracts” of this Appendix; and

(b)	the Master Agreement.

7.	MISCELLANEOUS

The English text of this Circular shall prevail over the Chinese text.

NOTICE OF SGM

Asia Satellite Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the special general meeting (“SGM”) of Asia Satellite Telecommunications Holdings Limited (the “Company”) will be held at 19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong on Monday, 5 January 2009 at 11:30 a.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT:

(A)

the Master Agreement (as defined in the Circular of the Company dated 19 December 2008 of which this notice forms part) (a copy of which is tabled at the meeting and initialled by the chairman of the meeting for identification purpose) and the Proposed Capacity Transactions (as defined in the Circular of the Company dated 19 December 2008 of which this notice forms part) contemplated thereunder and the implementation thereof be and are hereby approved, confirmed and ratified;

(B)

the Proposed Fee Caps (as defined and detailed in the Circular of the Company dated 19 December 2008 of which this notice forms part) for each of the four financial reporting periods under the Agreement Term (as defined in the Circular of the Company dated 19 December 2008 of which this notice forms part) be and are hereby approved; and

(C)

any one director of the Company, or any two directors of the Company if affixation of the common seal is necessary, be and is/are hereby authorised to execute the Master Agreement (as defined in the Circular of the Company dated 19 December 2008 of which this notice forms part) for and on behalf of the Company or its subsidiaries, and to execute all such other documents, instruments or agreements and to do all such acts or things which he may in his discretion consider necessary or incidental in connection with the matters contemplated under the Master Agreement (as defined in the Circular of the Company dated 19 December 2008 of which this notice forms part).”

By Order of the Board

Asia Satellite Telecommunications Holdings Limited

Mi Zeng Xin

Chairman

Hong Kong, 19 December 2008

Registered Office

Canon’s Court

22 Victoria Street

Hamilton HM12

Bermuda

Principle Place of Business

19th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

Notes:

1.

A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2.

To be valid, a form of proxy must be delivered to the Company’s registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting. If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.

In accordance with Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Bowenvale Limited and AsiaCo Acquisition Limited are required to abstain from voting at the SGM.

4.	The ordinary resolution as set out above will be determined by way of a poll which is mandatory by The Stock Exchange of Hong Kong Limited effective from 1 January 2009 .